March 2015 Pricing Sheet dated March 13, 2015 relating to Preliminary Terms No. 191 dated March 6, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities Based on the Performance of the Class B Common Stock of CBS Corporation due March 16, 2018, with Step-Up Redemption Threshold Level Feature
With the Coupon and Payment at Maturity Subject to the Performance of the Class B Common Stock of CBS Corporation
Principal at Risk Securities
PRICING TERMS – MARCH 13, 2015
Issuer:	Morgan Stanley
Underlying stock:	CBS Corporation Class B common stock
Aggregate principal amount:	$3,460,370
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	March 13, 2015
Original issue date:	March 18, 2015 (3 business days after the pricing date)
Maturity date:	March 16, 2018
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the then-applicable redemption threshold level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Redemption threshold levels:	Determination Dates: 1, 2, 3 and 4 5, 6, 7 and 8 9, 10 and 11
Applicable redemption threshold level:
$63.977, which is equal to approximately 105% of the initial share price
$67.023, which is equal to 110% of the initial share price
$70.070, which is equal to approximately 115% of the initial share price

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date.
Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date
Contingent quarterly coupon:
•   If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 8.00% (corresponding to approximately $0.20 per quarter per security) on the related contingent payment date.
•   If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Determination dates:
June 15, 2015, September 14, 2015, December 14, 2015, March 14, 2016, June 13, 2016, September 13, 2016, December 13, 2016, March 13, 2017, June 13, 2017, September 13, 2017, December 13, 2017 and March 13, 2018, subject to postponement for non-trading days and certain market disruption events.  We also refer to March 13, 2018 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
• If the final share price is less than the downside threshold level:
(i) a number of shares of the underlying stock equal to the product of the exchange ratio and the adjustment factor, each as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date

Exchange ratio:	0.16412, which is the stated principal amount divided by the initial share price
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$48.744, which is equal to 80% of the initial share price
Initial share price:	$60.93, which is equal to the closing price of the underlying stock on the pricing date
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date
CUSIP / ISIN:	61764V448 / US61764V4480
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.591 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10.00	$0.20(1)	$9.75
$0.05(2)
Total	$3,460,370	$86,509.25	$3,373,860.75
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 191 dated March 6, 2015
Product Supplement for Auto-Callable Securities dated November 19, 2014	Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.